Mon Space Net Inc.

100.3.041, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

Section 13, 46200

Petaling Jaya, Malaysia

August 25, 2016

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Mon Space Net Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 8, 2016

File No. 333-210519

Dear Ms. Jacobs:

We are in receipt of your comment letter dated July 21, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Overview, page 4

1.	We note your response to prior comment 3. Please revise the statement that your platform “is also designed to encourage users to return and refer new users” to indicate that, if accurate, that your website is not yet complete.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that this statement has been revised on page 3, page 11 and page 13 to indicate that the website is not yet complete but that this is the intention when the platform is completed.

Risk Factors

Risks Related to our Business. Page 6

2.	We note your response to prior comment 7 and reissue the comment in part. In this regard, we note that Ms. Lai appears to be engaged in outside business activities. Please add a risk factor disclosing any potential material conflicts of the interest that may arise from her outside business activities and disclose the number of hours per week that Ms. Lai will devote to the operations of the company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a risk factor has been added on page 6 disclosing the potential material conflicts of interest from the outside business activities as well as the numbers of hours Ms. Lai will devote to the operations of the Company.

We anticipate that we will be able to conduct our planned operations …. Page 8

3.	We note your revised disclosure provided in response to prior comment 6 in which you state that you anticipate being able to conduct your planned operations for fifteen months using currently available capital resources. This disclosure appears to be inconsistent with your statement on page 14 that you can provide no assurance that your available cash will be sufficient to satisfy your cash requirements for the next twelve months. Please revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure on page 14 has been revised to clarify that we have sufficient cash to satisfy our cash requirements for the next twelve months.

Item 16. Exhibits and Financial Statement Schedules, page 22.

4.	The revised exhibit index indicates that you intend to file an opinion of counsel upon effectiveness of the registration statement. Please be advised that the legality opinion must be filed prior to the registration statement being declared effective. Please confirm your understanding in this regard.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the legality opinion has been included as Exhibit 5.1 to this amended S-1.

Mon Space Net Inc.

By:	/s/ Lai Chai Suang
Name:	Lai Chai Suang
Title:	President & Chief Executive Officer